Filer:
  Company Data:
    Company Name:  Campbell Strategic Allocation Fund, L.P.

    IRS Number:  52-1823554
    State of Incorporation:  Delaware
    Fiscal Year End:  12/31

    Business Address:  210 W. Pennsylvania Avenue
                       Baltimore, Maryland  21204
    Business Phone:    410-296-3301

    Filing Values:
      Form Type:  424B3
      SEC File Number:  333-61274



                  CAMPBELL STRATEGIC ALLOCATION FUND, L.P.
                      MONTHLY REPORT - NOVEMBER 2001
                                -----------



                  STATEMENT OF CHANGES IN NET ASSET VALUE
                  ---------------------------------------


Net Asset Value (437,744.377 units) at October 31, 2001          $930,485,839
Additions of 24,940.092 units on November 30, 2001                 47,636,858
Redemptions of (3,133.070) units on November 30, 2001              (5,984,316)
Offering Costs                                                       (414,463)
Net Income (Loss) - November 2001                                 (93,956,971)
                                                                 ------------

Net Asset Value (459,551.399 units) at November 30, 2001         $877,766,947
                                                                 ============

Net Asset Value per Unit at November 30, 2001                    $   1,910.05
                                                                 ============



                         STATEMENT OF INCOME (LOSS)
                         --------------------------


Income:
  Gains (losses) on futures contracts:
    Realized                                                     $ (7,370,726)
    Change in unrealized                                          (81,607,271)

  Gains (losses) on forward and swap contracts:
    Realized                                                        4,443,368
    Change in unrealized                                          (11,335,042)
  Interest income                                                   1,447,873
                                                                 ------------

                                                                  (94,421,798)
                                                                 ------------

Expenses:
  Brokerage fee                                                     5,150,893
  Performance fee                                                  (5,722,562)
  Operating expenses                                                  106,842
                                                                 ------------

                                                                     (464,827)
                                                                 ------------

Net Income (Loss) - November 2001                                $(93,956,971)
                                                                 ============



                              FUND STATISTICS
                              ---------------


Net Asset Value per Unit on November 30, 2001                    $   1,910.05

Net Asset Value per Unit on October 31, 2001                     $   2,125.64

Unit Value Monthly Gain (Loss) %                                     (10.14)%

Fund 2001 calendar YTD Gain (Loss) %                                   (.56)%



To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Financial Officer
                                  Campbell & Company, Inc.
                                  General Partner
                                  Campbell Strategic Allocation Fund, L.P.

                                  Prepared without audit


Dear Investor,

Following strong performance in September and October and a promising start to November, a sharp and totally unexpected increase in global interest rates resulted in our largest monthly decline in over 10 years. While statistically we understand that losses of this magnitude can occur, the speed of this decline caught us by surprise.

The continuing decline in US interest rates initially accelerated after the US Treasury announced it would stop issuing 30 year Treasury Bonds. However, with good news from Afghanistan, a sharp decline in energy prices, and a totally unexpected increase in Retail Sales for October (+7.5%), market sentiment changed abruptly. Equity prices rallied and interest rate instruments declined across the entire yield curve, all over. The world, confirming the market's view that recession is over and economic recovery is under way.

We are not yet convinced. Jobless claims are still rising, advertising revenues continue to fall, consumer confidence remains weak, and consumer debt stands at near record levels, while the US economy is contracting at the fastest rate in a decade.

Perspective is important. As disappointed as we are in our loss in November, it still leaves us close to flat for 2001, while the major US equity indices are all negative (DOW -8.56%, S&P 500 -13.54% and NASDAQ -21.78%). This again demonstrates the benefit of sound portfolio diversification.

With one month to go in 2001, our country at war, and the badly deteriorating situation in the Middle East, anything can happen. We believe that the only way to consistently profit from market opportunities over time is to stay in the game. In the meantime, our commitment to a disciplined, diverse systematic trading strategy with a strong emphasis on risk management remains unchanged.

Sincerely,



Bruce Cleland
President & CEO
Campbell & Company, Inc.